SKM MEDIA CORP.

6001 Broken Sound Parkway NW, Suite 510

Boca Raton, Florida 33484

February 6, 2012

Via Edgar

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SKM Media Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed: January 31, 2012

File No. 333-177329

Mr. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 2, 2012 (the “Comment Letter”) relating to the Amendment No. 3 to the Form S-1 of SKM Media Corp. (“SKM” or the "Company") filed January 31, 2012. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Executive Compensation, page 40

1.	We note that Mr. Minsky earned $48,125 in salary in 2010, but only $2,198 in 2011. Please explain the decrease in salary from 2010 to 2011. According to Mr. Minsky’s biography on page 36, he has served as Chief Operating Officer of SKM Media Group since December 2008 and as Treasurer and a director of SKM Media Corp. since September 2011. Please confirm that you have included in Mr. Minsky’s compensation all plan and non-plan compensation awarded to, earned by, or paid to him for all services rendered in all capacities to the SKM Media Corp. and its subsidiaries.

Response

We hereby confirm that we have included in Mr. Minsky’s compensation all plan and non-plan compensation awarded to, earned by, or paid to him for all services rendered in all capacities to the SKM Media Corp. and its subsidiaries. Mr. Minsky, as a significant shareholder of the Company owning approximately 39% of the issued and outstanding shares of common stock and a founder of SKM Media Group Inc., in order to protect the financial stability of the Company agreed to forego a portion of his salary during 2011.

Financial Statements

Balance Sheet, page F-14

2.	Please provide a pro forma caption for the appropriate balance sheet. Additionally, in your pro forma presentation, please reclassify the accumulated deficit balance into paid in capital.

Response

We have added the omitted “Pro Forma” header to the applicable column heading.  We have also reduced our Accumulate Deficit balance by the amount of Additional Paid-in Capital previously reflected on a pro-forma basis.   This amount represents both the accumulated loss from the date of our S Corp. revocation as well as deemed dividends for that amount of distributions in excess of basis on that date.  We have chosen to not reflect such amounts as amounts due from shareholders as there was no contemplation or agreement for such amounts to be repaid.

Revenue Recognition, pages F-8, F-18

3.	We note your responses to comments 1 and 4 from our letter dated January 25, 2012. Considering that the vendor performs a substantial part of direct mail efforts and retains most of the fee advanced by the customer, tell us your basis for concluding that you are the primary obligor in the arrangement and for presenting revenues gross versus net. Include in your response how you considered paragraphs 4-18 of ASC 605-45-45. In order that we may better understand your response, please cite pertinent provisions of your customer and vendor agreements.

Response

We advise you that the Company neither contracts as, nor acts as, an agent for its customers. It provides a valued service to its customers by not only coordinating the actual delivery of the direct mail pieces to the target markets but also is responsible for “developing project work plans, designing all material to be distributed, notifying client of any issues with compliance with United States Postal Services (USPS) regulations, notifying client of any potential infringements or violations of rights of any third party, including patent, copywrite, trade secret, trademark or other proprietary right and responsibility to take such steps as necessary to rectify any such infringement or violation, and to provide prospect data and activity and zip code result reporting” (italicized text excerpted from Company contracts with customers).

To address specifically, your concern of our consideration of paragraphs 4-18 of ASC 605-45-45:

1.	The Company is the primary obligor in its arrangements – The Company’s contracts with its customers make no mention of the suppliers to be used, or even the actual use of third party suppliers, or the assignment of any liability to a supplier and, specifically holds the Company accountable for all deliverables. Further, we note that the Company is also responsible for the acceptability of the product prior to delivery.

2.	The Company has no general inventory risk- The nature of the Company’s business does not expose it to general inventory risk.

3.	The Company has full latitude to set its pricing – As noted above, the Company’s contracts with its customers make no mention of the suppliers to be used, or even if other suppliers will be used at all. The Company is solely responsible for setting its pricing with its customers based on its own internal negotiations and financial targets.

4.	The Company performs part of the service – As noted above, the physical delivery of the marketing piece is but one facet of the service being provided. More importantly, it’s the Company’s involvement in the design, prospect generation and result reporting that adds value to the Customer’s marketing efforts.

5.	The Company has complete discretion on supplier selection – As noted above, the Company’s contracts make no mention of the suppliers to be used, or even if other suppliers will be used. Their use of third parties, or not, therefore rests solely with the Company.

6.	The Company is involved in the determination of product or service specifications – As noted above, the Company not only is involved in the design of the materials to be distributed, and the determination of where the materials will be distributed, the Company is directly responsible for ensuring that the materials do not contain any potential infringements or violations of rights of any third party, including patent, copyright, trade secret, trademark or other proprietary right and has responsibility to take such steps as necessary to rectify any such infringement or violation.

7.	The Company has physical loss risk after customer order or during shipping – Upon receipt of Company designed marketing materials, and prior to their delivery to the USPS, the Company has primary obligation to its customer. Once delivered to the third party supplier for distribution, the supplier has physical loss and an obligation to the Company. The Company’s exposure to its claims by its customers is not indemnified or otherwise abrogated to its supplier.

8.	The Company has credit risk to its customers – The Company has complete credit risk to its customers, but mitigates such risk by requiring advance payments which are deferred until all revenue recognition criteria are met.

9.	The Company’s suppliers are not primary obligor to the Company’s customers – As noted in No. 1. above, the Company is the primary obligor to its customers.

10.	The amount the Company earns is not fixed – The Company does not earn a fixed dollar amount per customer transaction regardless of the amount billed to a customer or earn a stated percentage of the amount billed to a customer.

11.	The Company’s suppliers do not have credit risk to the Company’s customer – The Company’s supplier does not have credit risk to the Company’s customer and holds the Company liable for all payments and has no contractual status with the Company’s customer. The Company’s suppliers mitigate their exposure to the Company’s credit risk by requiring advance payment by the Company.

**********************

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours, /s/ Steven L. Moreno Steven L. Moreno, CEO, President and Director